12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

By EDGAR

March 18, 2022

Abe Friedman
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, DC 20549

Re: CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2021
Filed April 20, 2021
Form 10-Q for Quarter Ended November 30, 2021
Filed January 6, 2022
File No. 001-31420

Dear Mr. Friedman:

The purpose of this letter is to respond to the comment letter dated February 25, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Enrique N. Mayor-Mora, Senior Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filings. Throughout this letter, “we,” “our,” “us,” “CarMax,” and “the Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our response appears below in normal typeface.

Form 10-K for Fiscal Year Ended February 28, 2021

Business Overview
CarMax Background, page 5

1.You disclose in the third paragraph herein that CarMax, Inc. is a holding company and your operations are conducted through your subsidiaries. Please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

The Company has considered the requirements of Rules 4-08(e), 5-04(c) Schedule I, and 12-04 of Regulation S-X and can confirm to the Staff that the ratio of the restricted net assets of our consolidated subsidiaries over our total consolidated net assets as of February 28, 2021 was less than 25 percent. Based on that determination, the Company has concluded that it was not required to file Schedule I or provide Rule 4-08(e)(3) financial statement disclosures. The

Mr. Abe Friedman
U.S. Securities and Exchange Commission
March 18, 2022

Company performed the computation of restricted net assets: (i) related to consolidated subsidiaries only and (ii) incorporating the effect of unconsolidated subsidiaries and equity in investees' undistributed earnings.

In determining whether parent-only financial statements should be furnished in Schedule I under Rules 5-04 and 12-04 of Regulation S-X, the Company considered restrictions on the Company’s subsidiaries, which relate to certain non-recourse notes payable. Specifically, certain subsidiaries have restricted cash from collections on auto loans receivable and restricted cash on deposit in reserve accounts, both of which are for the benefit of the holders of the non-recourse notes payable and which are not available to the Company, as disclosed in Footnote 1(D) and (J) of our most recent Form 10-K (the “Fiscal 2021 Form 10-K”). In accordance with the calculations described above, we determined that, as of February 28, 2021, the Company was not required to provide Schedule I or provide Rule 4-08(e)(3) financial statement disclosures due to such restrictions. There are no other limitations on the ability of the Company's subsidiaries to make distributions.

With regards to Rule 4-08(e)(1), we are also subject to certain covenants related to our various debt arrangements. As of February 28, 2021, we did not consider compliance with these covenants a material limitation on the ability of the Company to pay dividends.

Item 7. Management's Discussion and Analysis, page 26

2.We note several instances in which two or more factors are cited as a cause of a variance, with references to offsetting items in some cases, without quantification. To the extent practicable, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the staff's Codification of Financial Reporting Policies for guidance.

The Company respectfully acknowledges the Staff’s comment and, in future filings, including the Company’s Annual Report on Form 10-K for the year ending February 28, 2022, the Company will enhance its disclosures as appropriate in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide quantification of variance factors to the extent material to an investor’s understanding of changes in our results.

We believe that we have disclosed in our Fiscal 2021 Form 10-K, in accordance with Item 303 of Regulation S-K and the Staff’s guidance in section 501.04 of the Codification of Financial Reporting Policies, the primary factors that drove material year-over-year changes in our results of operations and have included quantification of such factors to the extent material to an investor’s understanding of changes in our results. For example, we cited several key factors that impacted our fourth quarter retail sales trends, including the launch of a new marketing campaign, expanded pricing tests, and government-issued stimulus checks, offset by severe winter weather, delays in tax refunds, and production constraints, among other factors. We did not include a quantification of the impact of each of these factors on our retail sales, however, because such quantification would require us to make significant assumptions that could be misleading to investors, and therefore we do not believe such quantification would assist investors in understanding the material changes in our results.

Mr. Abe Friedman
U.S. Securities and Exchange Commission
March 18, 2022

Going forward, we will continue to evaluate whether quantification of such factors, including their magnitude and relative impact on our results, is appropriate in the context of Item 303 of Regulation S-K, and we will add such disclosure as necessary.

Results of Operations - CarMax Sales Operations
Used Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

3.In the first paragraph you state the increase in average retail selling price was partially offset by shifts in the mix of sales by vehicle age. Please explain how mix in sales by vehicle age affected the average retail selling price so readers may have a better understanding of it on the amount of your revenue. In doing so, consider an analysis of comparative selling prices by age.

Our average retail selling prices are impacted by a number of factors. As disclosed in our Form 10-K, we target a dollar range of gross profit per used unit sold, and as a result, our average retail selling prices are significantly impacted by our vehicle acquisition costs. Such selling prices generally increase as our vehicle acquisition costs increase and decrease as our vehicle acquisition costs decrease.

During fiscal 2021, we experienced higher vehicle acquisition costs due to significant market appreciation, which in turn led to increased average retail selling prices. The increase in vehicle acquisition costs was partially offset by our shift to sales of older vehicles, particularly in the 5-10-year-old range, which generally carry lower costs and thus lower selling prices. While the class mix of vehicles that we sell also impacts our average selling prices, as certain classes of vehicles generally carry higher or lower costs, such changes were immaterial in fiscal 2021.

Accordingly, we believe that we have disclosed in our Fiscal 2021 Form 10-K the material quantitative and qualitative factors that drove the change in our average retail selling prices. In addition, we do not believe that an analysis of comparative selling prices by age would be material to investors, as such prices are highly dependent on our own acquisition costs, which in turn are a reflection of the overall industry and macroeconomic environment.

In future filings, we will continue to disclose, when material, changes in average retail selling prices and how vehicle sales mix impacts average selling price.

Wholesale Vehicle Sales
Fiscal 2021 Versus Fiscal 2020, page 34

4.You state the decline in wholesale units was largely driven by lower appraisal traffic, partially offset by an increase in your appraisal buy rate. Please explain to us and disclose the reason for the increase in the appraisal buy rate given the lower appraisal traffic and your expectations about the level of your buy rate going forward as a trend factor pursuant to Item 303(b)(2)(ii) of Regulation S-K.

We measure our appraisal traffic by the number of offers we make through our in-store appraisal lanes as well as customers who come to a CarMax store having already received an online instant

Mr. Abe Friedman
U.S. Securities and Exchange Commission
March 18, 2022

appraisal offer. We measure our appraisal buy rate by the number of offers we make that customers accept. While both our appraisal traffic and appraisal buy rate may impact our wholesale vehicle sales, we generally consider the two factors to be independent of each other, as our appraisal buy rate is more dependent on the quality of the offers we make.

We can quickly adjust our appraisal offers in response to the wholesale pricing environment, and therefore as market prices increase, we can make increased appraisal offers that typically result in a higher rate of acceptance (buy rate) from our customers. During fiscal 2021, we were able to make strong appraisal offers in response to the increase in market prices, which resulted in a higher appraisal buy rate. The increase in our appraisal buy rate partially offset the decrease in our wholesale units driven by our lower appraisal traffic.

Our appraisal buy rate is also impacted by the mix of our appraisal traffic. For example, as disclosed in our Form 10-Q for the quarter ended November 30, 2021, the appraisal buy rate for customers who engage with us after first receiving an online appraisal offer is typically higher than the buy rate through our traditional appraisal lane.

In addition, we do not believe our appraisal buy rate represents a known trend as described in Item 303(b)(2)(ii) of Regulation S-K. We may adjust our appraisal offers based on several factors, the impacts of which we are unable to predict, including future market prices and changes in customer behavior.

Going forward, we will continue to identify and disclose known material trends that we believe are reasonably likely to have a material effect on our financial condition or operating performance.

Gross Profit Per Unit, page 35

5.We note your presentation of "Gross Profit Per Unit" here and in your interim reports. In the footnotes to the tabular presentation, you state "the other and total categories... are divided by total used units sold." Please tell us and disclose why dividing by total used units sold is an appropriate reflection of "total gross profit per unit" when "total gross profit" includes wholesale vehicle gross profit.

In accordance with Item 303(a) of Regulation S-K, our presentation of gross profit per unit in our interim and annual reports aligns with management’s perspective as well as our internal reporting and analysis. Except for amounts related specifically to wholesale, we assess our performance on a gross profit per unit basis in relation to retail used units sold; therefore, we have historically calculated and presented both “other gross profit per unit” and “total gross profit per unit” by dividing the respective gross profit amounts by total used units sold.

In addition, we believe that including wholesale vehicle units in the calculation of gross profit per unit could be misleading to investors. In this respect, “other gross profit” includes amounts related to sales of our extended protection plan products, third-party finance fees, service department profits, and our recently acquired Edmunds business. None of these amounts are tied to our wholesale vehicle sales and, in most cases, are specifically tied to our retail vehicle sales.

Mr. Abe Friedman
U.S. Securities and Exchange Commission
March 18, 2022

Further, as reflected in our calculation of “total gross profit,” our wholesale sales are a complement of conducting our retail sales. We purchase almost any vehicle from our customers, many of which do not meet our retail standards and thus must be sold through our wholesale auctions in order to provide a competitive sourcing advantage for our operations. We structure our operations and management approach accordingly and including wholesale vehicle units in the calculation of total gross profit per unit would not reflect such structure or approach.

Notes to Consolidated Financial Statements
Note 9. Income Taxes, page 66

6.Please explain to us what the line item "Partnership basis" in the table of deferred tax assets and liabilities on page 67 represents. Consider disclosing what it represents as well for full understanding by readers.

The “Partnership basis” disclosed as part of deferred tax assets and liabilities represents the outside basis difference on the Company's investment in a fully consolidated partnership subsidiary. The primary driver of this outside basis difference relates to accrued expenses inside the partnership.

This “flow-through” entity (i.e., a limited liability company that is taxed as a partnership) is not taxable. Rather, the earnings of this entity flow through to the Company and are therefore reported in accordance with the tax laws and regulations governing the Company. The Company will recognize and report any taxable income or loss from the difference between the financial reporting carrying amount of its investment and the corresponding tax basis if the partnership is sold or as the inside basis differences change and flow-through to the Company. The Company's temporary difference should therefore be determined by reference to its tax basis in its investment, the partnership. ASC 740-10-50-6 requires the disclosure and the approximate tax effect of each type of temporary difference and carryforward that give rise to a significant portion of deferred tax assets and liabilities. While the tax treatment of the partnership's underlying assets and liabilities generate the outside tax basis difference, the deferred tax asset recorded by the Company represents the outside tax basis difference of its investment in the partnership as the type of temporary difference giving rise to the deferred tax asset or liability.

We respectfully advise the Staff that during the fiscal year ended February 28, 2022, the Company underwent an internal legal entity restructuring. As a result, the Company no longer has an ownership in a fully consolidated partnership, and the Partnership Basis line item will not have a fiscal 2022 ending balance in our disclosure; we will appropriately disclose this change in our Annual Report on Form 10-K for the year ended February 28, 2022.

Form 10-Q for Quarter Ended November 30, 2021

Item 2. Management's Discussion and Analysis
Results of Operations - CarMax Sales Operations
Used Vehicle Sales, page 36

7.We note your disclosure regarding your increase in sales to be partially due to "macroeconomic factors." To the extent known, please include specific discussion of macroeconomic factors that materially impacted your results and may be indicative of uncertainties known to management. In this regard, we note discussion within your

Mr. Abe Friedman
U.S. Securities and Exchange Commission
March 18, 2022

earnings calls of the impacts to used vehicle sales resulting from the chip shortage, and potential uncertainties relating to your current used vehicle inventory. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

In future filings, we will expand our disclosure to include specific discussion of macroeconomic factors that have materially impacted our results and that are indicative of material uncertainties known to management.

In evaluating the results of our operations for the quarter ended November 30, 2021, we determined that our increase in sales was partially due to several factors (some positive, some negative) that are macroeconomic in nature, including federal government stimulus, the chip shortage and its impact on the availability of new vehicles, market prices of both new and used vehicles, and inflation. While the specific quantification of these factors and their impact on our results is not known, we believe that the disclosure of such factors is material to an investor’s understanding of our results of operations.

Going forward, in accordance with Item 303(b)(2)(i) and (ii) of Regulation S-K, we will continue to consider and describe specific macroeconomic factors that have materially impacted our results, as well as known trends or uncertainties, including those related to specific macroeconomic factors, that have had or that are reasonably likely to have a material impact on our revenues or income from continuing operations.

* * * * *

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x3544.

Very truly yours,

/s/ Enrique N. Mayor-Mora

CarMax, Inc.
Enrique N. Mayor-Mora
Senior Vice President and
Chief Financial Officer

cc:    William D. Nash,
    President and Chief Executive Officer

    Enrique Mayor-Mora,
    Senior Vice President of Chief Financial Officer

    John M. Stuckey, III,
    Vice President, Deputy General Counsel and Corporate Secretary